E X H I B I T   1 1

                STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS

                                                    Three Months Ended March 31
Thousands of dollars and shares                          1996         1995
Net income                                                $29          $14

Weighted average shares of Common Stock
   outstanding                                         16,200       15,562

Shares of Common Stock issuable upon conversion
   of Convertible Preferred Stock                       7,423        6,637

Shares of Common Stock issuable upon exercise
   of employee stock options                            1,921

Total shares of Common Stock and Common Stock
   equivalents                                         25,544       22,199

Net income per share                                    $.001        $.001

(1)  Primary and fully diluted per share earnings are substantially the same for each period presented.
